News Release Communiqué de Pressee

Exhibit 99.9
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
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Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Decisions of the February 12, 2008 Board of Directors Meeting
Paris, February 12, 2008 — The Board of Directors of Total, led by Chairman Thierry Desmarest, met on February 12, 2008 to review the fourth quarter 2007 accounts, to close the parent company and consolidated accounts for 2007, and to propose a dividend to submit to the May 16, 2008 Annual Shareholders Meeting.
This information will be the subject of a press release that is scheduled to be published on February 13, 2008 at 08:00, Paris time.
The Board also decided to submit to the Annual Shareholders Meeting in Paris on May 16, 2008, the re-election for three-year terms as directors of Mr. Paul Desmarais Jr., Mr. Bertrand Jacquillat and Lord Peter Levene, as well as the nomination for the same period as directors for the company, of Mrs. Patricia Barbizet and Mr. Claude Mandil.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com